UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Shutterstock, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

825690100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825690100	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,835,697
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,835,697
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners V Coinvestment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,088,754
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,088,754
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners (Cayman) V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 858,564
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 858,564
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,564
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners V (Employee Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 166,733
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 166,733
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,733
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Associates V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,949,748
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,949,748
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,949,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.7%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,949,748
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,949,748
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,949,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.7%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):	Name of Issuer:
Shutterstock, Inc. (the “Company”)
Item 1(b):	Address of Issuer’s Principal Executive Offices:
60 Broad Street, 30th Floor New York, NY 10004

Item 2:

(a)           Name of Person Filing
Insight Venture Partners V, L.P.
Insight Venture Partners V Coinvestment Fund, L.P.
Insight Venture Partners (Cayman) V, L.P.
Insight Venture Partners V (Employee Co-Investors), L.P.
Insight Venture Associates V, L.L.C.
Insight Holdings Group, LLC

(b)           The address of the principal business and principal office of each of the Reporting Persons listed above is:

680 Fifth Avenue 8th Floor New York, New York 10019
(c)           Citizenship

Insight Venture Partners V, L.P.	Delaware
Insight Venture Partners V Coinvestment Fund, L.P.	Delaware
Insight Venture Partners (Cayman) V, L.P.	Cayman Islands
Insight Venture Partners V (Employee Co-Investors), L.P.	Delaware
Insight Venture Associates V, L.L.C.	Delaware
Insight Holdings Group, LLC	Delaware

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)
(e)           Cusip Number

825690100

Item 3:                      If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	☐	Broker or dealer registered under Section 15 of the Act,
B.	☐	Bank as defined in Section 3(a)(6) of the Act,
C.	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
F.	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
H.	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                      Ownership:

This Schedule 13G is being filed by Insight Venture Partners V, L.P., a Delaware limited partnership (hereinafter referred to as "IVP V"), Insight Venture Partners V Coinvestment Fund, L.P., a Delaware limited partnership (hereinafter referred to as “IVP V Coinvestment”), Insight Venture Partners (Cayman) V, L.P., a Cayman Islands limited partnership (hereinafter referred to as "IVP Cayman V"), and Insight Venture Partners V (Employee Co-Investors), L.P., a Delaware limited partnership (hereinafter referred to as "IVP V Employee Co-Investors", and together with IVP V, IVP V Coinvestment and IVP Cayman V, the "Insight V Funds"), Insight Venture Associates V, L.L.C., a Delaware limited liability company  registered as a foreign entity under the laws of the Cayman Islands (hereinafter referred to as "Associates V") and Insight Holdings Group, LLC, a Delaware limited liability company (hereinafter referred to as "Holdings"). Associates V is the general partner of each of the Insight V Funds, and as such may be deemed to be the beneficial owner of all shares held by the Insight V Funds.   Holdings is the manager of Associates V, and as such may be deemed to be the beneficial owner of all shares held by the Insight V Funds.  As a result, the beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

Insight Venture Partners V, L.P.
(a) Amount beneficially owned: 2,835,697
(b) Percent of class: 8.5%.

(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 2,835,697
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 2,835,697
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners V Coinvestment Fund, L.P.
(a) Amount beneficially owned: 3,088,754
(b) Percent of class: 9.2%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 3,088,754
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 3,088,754
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Cayman) V, L.P.
(a) Amount beneficially owned: 858,564
(b) Percent of class: 2.6%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 858,564
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 858,564
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners V (Employee Co-Investors), L.P.
(a) Amount beneficially owned: 166,733
(b) Percent of class: 0.5%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 166,733
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 166,733
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Associates V, L.L.C.
(a) Amount beneficially owned: 6,949,748
(b) Percent of class: 20.7%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 6,949,748
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 6,949,748

Insight Holdings Group, LLC
(a) Amount beneficially owned: 6,949,748
(b) Percent of class: 20.7%.

(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 6,949,748
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 6,949,748

Item 5:                   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                   Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7:                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8:                   Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.  Each of the Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 9:                   Notice of Dissolution of Group:

N/A

Item 10:                 Certification:

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE PARTNERS V, L.P.

By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS V COINVESTMENT FUND, L.P.

By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS (CAYMAN) V, L.P.
By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS V (EMPLOYEE CO-INVESTORS), L.P.

By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE ASSOCIATES V, L.L.C.

By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 11, 2013, by and among the Reporting Persons.